April 21, 2026

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Jessica Dickerson

Re:	Opus Genetics, Inc. Registration Statement on Form S-3 File No. 333-294295

Acceleration Request
Requested Date: April 22, 2026
Requested Time: 4:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Opus Genetics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (as amended, the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 4:00 P.M., Eastern Time, on April 22, 2026, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

Please contact Nick DeAngelis of Sidley Austin LLP at (214) 969-3563 with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Very truly yours,

/s/ Dr. George Magrath
Dr. George Magrath
Chief Executive Officer
Opus Genetics, Inc.

cc:	Robert Gagnon, Opus Genetics, Inc. Asher Rubin, Sidley Austin LLP Istvan A. Hajdu, Sidley Austin LLP Nick DeAngelis, Sidley Austin LLP